EXHIBIT 5.1

July 18, 2005

Board of Directors
Talk America Holdings, Inc.
12020 Sunrise Valley Drive
Reston, Virginia 20190

Gentlemen:

I am general counsel to Talk America Holdings, Inc., a Delaware corporation (the "Company"), and have acted as such in connection with the Company's filing pursuant to the Securities Act of 1933, as amended, of the Registration Statement on Form S-3 (the "Registration Statement"), relating to the registration of (i) 395,235 shares (the "Warrant Shares") of the Company's common stock, par value $0.01 per share (“Common Stock”), issuable upon the exercise of certain warrants (collectively, the "Warrants"), (ii) 95,237 shares issued upon exercise of certain warrants (the “Issued Shares”) and (iii) the 1,800,000 shares (the “Merger Shares”) of Common Stock issued pursuant to the terms of the Agreement and Plan of Merger, dated as of May 22, 2005, among the Company, Lion Acquisition Corp. and LDMI Telecommunications, Inc.

I have examined such corporate records of the Company, including its Amended and Restated Certificate of Incorporation, as amended, its Bylaws and resolutions of its Board of Directors, as well as such other documents as I deemed necessary for rendering the opinion hereinafter expressed.

On the basis of the foregoing, I am of the opinion that the Warrant Shares have been duly authorized by the Board of Directors of the Company and, upon exercise of the Warrants and payment of the warrant price of such Warrant as provided therein, the Warrant Shares will be legally issued, fully paid and non-assessable. I am further of the opinion that the Issued Shares and the Merger Shares have been duly authorized by the Board of Directors of the Company and are legally issued, fully paid and non-assessable shares of Common Stock.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of my name therein.

Sincerely yours,

/s/ Aloysius T. Lawn, IV
EVP - General Counsel and Secretary